

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2022

Roderick Wong
Chief Executive Officer
Health Sciences Acquisitions Corp 2
40 10th Avenue, Floor 7
New York, NY 10014

  Re: Health Sciences Acquisitions Corp 2
    Amendment No. 4 to Registration Statement on Form S-4
    Filed December 13, 2022
    File No. 333-266660

Dear Roderick Wong:

  We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet

Notes to the Unaudited Pro Forma Condensed Consolidated Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial
Information, page 165

1. Please revise pro forma adjustments C and E on the Unaudited Pro Forma Balance Sheet to make them self-balancing.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Janeane Ferrari, Esq.